

April 12, 2007

David Skjaerlund
President
Liberty Renewable Fuels LLC
3508 E. M-21
Corunna, Michigan 48817

> **Re: Liberty Renewable Fuels LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 13, 2007**
> **File No. 333-140098**

Dear Mr. Skjaerlund:

We have reviewed your filing and have the following comments.

Important Notices to Investors, page 13

1. We note your response to comment 23 in our letter dated February 15, 2007. Please revise your prospectus so that your disclosure clarifies the points raised in your response.

Prospectus Cover Page

2. We note your response to comment 9 in our letter dated February 15, 2007. We reissue this comment

Terms of Membership, page 9

3. Please clarify the votes that the Class B is entitled to by law.

GreenStone or any other lender with whom an investor finances his purchase…, page 17

4. We note your response to comment 25 of our letter dated February 15, 2007. Please revise to provide a detailed legal analysis from your counsel or a confirmation of your analysis by counsel.

Management's Discussion and Analysis and Plan of Operation, page 43

5. Please revise to provide more detail concerning the disputes with your founders. In addition, please also update your disclosures, including in your section on Legal Proceedings, if there have been any further developments concerning this matter.

Executive Compensation, page 90

6. Please discuss how the relative amounts in the column "Unit Awards" in your summary compensation table were considered in setting the compensation for the executive officers. We note the differences between the amounts reported for your CEO as compared to the other officers.

Federal Income Tax Consequences of Owning Our Units, page 114

Partnership Status, page 115

7. We note your response to comment 44 in our letter dated February 15, 2007. However, the current disclosure regarding the tax consequences of the transaction to investors still does not provide a firm opinion. Please clarify in this section that counsel has opined that Liberty Renewable Fuels LLC will be treated as a partnership for federal tax purposes and will not be required to pay federal income tax.

Available Information, page 125

8. We note your response to comment 46 in our letter dated February 15, 2007. However, please delete the sentence in the middle of the first paragraph stating that descriptions "shall be deemed qualified in their entirety by such reference."

Exhibits

9. Please file the legal and tax opinions.

Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

David Skjaerlund
Liberty Renewable Fuels LLC
April 12, 2007
Page 3

cc: David P. Valenti
        Jackson Walker L.L.P.
        100 Congress, Suite 1100
        Austin, Texas 78701